Exhibit 22.1

The following subsidiary of Rexford Industrial Realty, Inc. (“Rexford”) will be the issuer of debt securities under the indenture to be entered into among Rexford, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer
Rexford Industrial Realty, L.P.	Issuer